Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

February 20, 2007
File:  ARZ225/May/07

To:

British Columbia Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

United States Securities and Exchange Commission

Toronto Stock Exchange

The American Stock Exchange

Alberta Securities Commission

Manitoba Securities Commission

Office of the Administrator, New Brunswick

Securities Commisssion of Newfoundland and Labrador

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Division, Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Government of the Yukon Territories

Nunavut Legal Registry

Dear Sirs:

Re:  Notice of Meeting of Shareholders Pursuant to National Instrument 54-101

In accordance with Part 2 of NI54-101, we advise as follows:

Name of Reporting Issuer:

AURIZON MINES LTD.
Date fixed for the Meeting:

May 11, 2007
Record Date for Notice:

March 22, 2007
Record Date for Voting:

March 22, 2007
Beneficial Ownership Determination Date:

March 22, 2007
Classes or Series of securities that entitle the
  holder to receive notice of the Meeting:

Common
Classes or Series of securities that entitle the
  holder to vote at the Meeting:

Common
Meeting Type:

Annual General and Special Meeting
CUSIP Number:

05155P 10 6
Meeting Location:

Vancouver, B.C.

Yours very truly,

AURIZON MINES LTD.

“Signed”
Julie A.S. Kemp
Corporate Secretary

/jask

cc:           DuMoulin Black

  Attention:  Mary Collyer

Computershare Trust Company of Canada

  Attention:  Jenny Karin